September 6, 2006


Mail Stop 04-09

Terry G. Roussel
Cornerstone Core Properties REIT, Inc.
1920 Main Street, Suite 400
Irvine, California  92614

	RE:	Cornerstone Core Properties REIT, Inc.
      Form S-11
      Registration No. 333-121238
      Filed on August 31, 2006

Dear Mr. Roussel:

      This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

1. Please file a post-effective amendment that includes the required
3-14 financial statements for the Los Angeles County property acquired on June 28, 2006. We note that in accordance with your Guide 5, Item 20D undertakings, these financial statements should have been filed by September 1, 2006. Our position is that sales of your securities pursuant to this registration statement should cease until the post-effective amendment including the required financials is filed and effective.

2. We note from your quarterly financial statements that you paid
$14,245 in dividends for the quarter ended June 30, 2006. We also note that you had net cash used in operating activities of
$319,859
for the same period. Please revise the prospectus to more clearly disclose the source of your dividends. In particular:

 Please disclose the dollar amount of the deficiency and the alternative source of cash used to fund the dividend. Alternative sources may include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings, etc.

 Please update your risk factors to disclose the excess and the resultant risks.

To the extent dividends exceed cash flow from operations in future quarters, please continue to update this disclosure.

*  *  *  *

      As appropriate, please amend your filing in response to these comments. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Please contact me at (202) 551-3852 with any other questions.

						Sincerely,


						Michael McTiernan
						Special Counsel

cc:  	Raymond Veldman, Esq. (via facsimile)
	Preston Gates & Ellis LLP


Terry G. Roussel
Cornerstone Core Properties REIT, Inc.
September 6, 2006
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